U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number   0-11582

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:  June 30, 2005

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
 ☐  Transition Report on Form 11-K
 ☐  Transition Report on Form 10-Q
 ☐  Transition Report on Form N-SAR
For the Transition Period Ended:

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Auto Underwriters of America, Inc.
Full Name of Registrant

 n/a
Former name if applicable

2755 Campus Drive, Suite 155
Address of principal executive office (Street and number)

San Mateo, California 94403
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

                State below in reasonable detail the reasons why Form 10-K, 20-F, 11K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                Auto Underwriters of America, Inc. requires additional time to prepare its annual report on Form 10-KSB due to interruptions caused as a result of Hurricane Rita in the Houston, Texas area.  Auto Underwriters was not able to complete its Form 10-KSB review process with its independent accountants located in Houston, Texas because such accountants were evacuated during the hurricane.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Dean Antonis	650	377-4381

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).             ☒  Yes         ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             ☐  Yes         ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Auto Underwriters of America, Inc.

                Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28, 2005	By	/S/ Dean Antonis President